UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of  August, 2004
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
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                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F    |X|            Form 40-F         __


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following is included in this report on Form 6-K:



         Item
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          1.   English Translation of Press Release dated August 4, 2004







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                                                                          Item 1
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                        DESC AGREES IN PRINCIPLE TO SELL
                        CONSTANT VELOCITY JOINT BUSINESS

Mexico City, August 4, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that it has reached an agreement in principle by the signing of a non-binding Memorandum of Understanding (MOU) with GKN Industries for the sale of Desc's 51% shareholding in Velcon, S.A., de C.V., the Mexican joint venture in the constant velocity joint (CVJ) business. This goes in line with Desc's strategy to restructure its business portfolio.

The total estimated value of the transaction is in the range of US$ 80 to US$ 85 million, which Desc will use to strengthen its financial structure, translating into better financial ratios, reduced leverage and financing expenses, and positioning itself to recover its profitability levels.




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DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.

This press release contains forward-looking statements (pursuant to the Private Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made
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Contacts:

Marisol Vasquez Mellado
Jorge Padilla Ezeta
Tel: (5255) 5261-8044
jorge.padilla@desc.com.mx

Maria Barona
Melanie Carpenter
Tel: 212-406-3690
desc@i-advize.com
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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   Desc, S.A. de C.V.
                                                --------------------------------
                                                       (Registrant)



Date:    August 4, 2004                     By    /s/ Arturo D'Acosta Ruiz
                                                --------------------------------
                                                Name:   Arturo D'Acosta Ruiz
                                                Title:  Chief Financial Officer









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